                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                KINAM GOLD, INC.
                            (Name of Subject Company)

                            KINROSS GOLD CORPORATION
                            KINROSS GOLD U.S.A., INC.
                                   (Offerors)
                            (Name of Filing Persons)

      $3.75 SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    49448220
                      (CUSIP Number of Class of Securities)

                                SHELLEY M. RILEY
                                    Secretary
                            Kinross Gold Corporation
                            52nd Floor, Scotia Plaza
                               40 King Street West
                        Toronto, Ontario, Canada M5H 3Y2
                            Telephone: (416) 365-5123

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
            TRANSACTION VALUATION                      AMOUNT OF FILING FEE

                 $14,313,600*                                $1,317**

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         * This amount assumes the purchase of 894,600 shares of $3.75 Series B
         Convertible Preferred Stock, par value $1.00 per share, at the tender offer price of $16.00. ** The fee was paid at the time of the original Schedule TO filing on February 20, 2002.


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|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|  third-party tender offer subject to Rule 14d-1.

         |_|  issuer tender offer subject to Rule 13e-4.

         |X|  going-private transaction subject to Rule 13e-3.

         |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|
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

         Amount previously paid:  Not applicable.          Filing party:  Not applicable.

         Form or registration No.:  Not applicable.        Date filed:  Not applicable.
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         This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on February 20, 2002, as previously amended March 14 and March 21, 2002 (the "Schedule TO"), relating to the offer by Kinross Gold U.S.A., Inc., a Nevada corporation and wholly owned subsidiary of Kinross Gold Corporation, an Ontario corporation, to purchase all of the publicly-held shares of the Kinam Gold Inc. $3.75 Series B Convertible Preferred
Stock, par value $1.00 per share, for cash in the amount of $16.00 per share, without interest, upon the terms and subject to the conditions set forth in the
Offer to Purchase, as amended (the "Offer to Purchase"), and the related Letter of Transmittal. This amendment is being filed to report the expiration of the offering period as of Midnight March 28, 2002.

         Prior to the expiration, 652,992 shares of Kinam preferred stock were tendered, representing 73% of the 894,600 shares subject to the offer. The tendered shares have been accepted by Kinross and the payment therefor has been transmitted to the Depositary, resulting in Kinross owning 86.9% of the issued and outstanding shares of Kinam preferred stock.

         Kinross also provided a subsequent offering period that will extend until 5:00 p.m. on April 4, 2002. Kinross will immediately accept and promptly pay for all shares tendered during the subsequent offering period. Holders who tender their shares during the subsequent offering period will receive $16.00 per share, the same consideration offered to holders during the initial offering period. There will be no withdrawal rights during the subsequent offering period. A press release announcing the results of the tender offer and the subsequent offering period is attached hereto as Exhibit (a)(5)(G).

         Capitalized terms used herein but not otherwise defined shall have the respective meanings assigned to such terms in the Offer to Purchase.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

         (a)(5)   (G)      Press Release, dated April 1, 2002.


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ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         SCHEDULE 13E-3 ITEM 16.  EXHIBITS.

         The information set forth under Item 12 above in this Schedule TO/A is incorporated herein by reference.




                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO/A is true, complete, and correct.


                                       KINROSS GOLD CORPORATION


April 1, 2002                          By  /s/ Brian W. Penny
                                         ---------------------------------------
                                           Brian W. Penny
                                           Vice-President Finance and Chief
                                           Financial Officer



                                       KINROSS GOLD U.S.A., INC.


April 1, 2002                          By  /s/ Brian W. Penny
                                         ---------------------------------------
                                           Brian W. Penny
                                           Treasurer and Director










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